                                                                     EXHIBIT 1.1


FOR IMMEDIATE RELEASE


                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                          STRONG PERFORMANCE FOR 2002


SINGAPORE, MARCH 25, 2003 - China Yuchai International Limited (CYI) today announced strong performance for the year ended December 31, 2002 with net income of Rmb412.4 million (US$49.8 million) as compared to the net income of Rmb250.4 million (US$30.3 million) for the same period in 2001. This significant improvement in performance is due to strong market demand for Guangxi Yuchai Machinery Company Limited's (YUCHAI) engines and strong customer acceptance of new models.

Net sales of Rmb3,513.0 million (US$424.5 million) for the year ended December 31, 2002 represent an increase of approximately 97% compared to same period last year of Rmb1,783.3 million (US$215.5 million). Total unit sales of 130,283 diesel engines for the year ended December 31, 2002 was 76% higher than the same period last year.

For the year ended December 31, 2002, selling, general and administrative expenses increased by approximately 75% due mainly to higher staff costs, transport charges, arising from higher unit sales and research and development expenditures. However, the selling, general and administrative expenses increase of 12% as a percentage of sales ratio for the year ended December 31, 2002 is lower than the 14% for same period last year. As a result, operating income increased to Rmb640.3 million (US$77.4 million) for the year ended December 31, 2002 as compared to Rmb295.1 million (US$35.6 million) for the same period last year.

Interest expense declined slightly to Rmb25.1 million (US$3.0 million) for the period ended December 31, 2002 as compared to Rmb29.8 million (US$3.6 million) for same period last year due to the repayment of bank loans during the year.

According to Government industry statistics, in the year 2002, there was an increase in the sales of light to heavy trucks and buses in China of over 30% compared to the same period last year (source data: China Association of Automobile Manufacturers). Yuchai was able to achieve a much higher increase of 76% for its engines due to its successful marketing programs and strong customer acceptance of its new models which comply with China's new emission controls for its engines.

Yuchai has a strong brand name in China with an extensive sales and marketing network. Yuchai's products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.
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We expect that the market demand for diesel engines in China will increase with the continued expansion of the highways and toll roads in China leading to increasing demand for new trucks and buses.

The Board of Directors is pleased to announce an interim ordinary dividend of US$0.10 per share and a special dividend of US$0.30 per share for the year ended December 31, 2002. These dividends will be paid to members whose names appear on the register of members of CYI on 14 April 2003. The payment date of these dividends will be 19 May 2003.

Basic and diluted net income per share for the year ended December 31, 2002 was Rmb11.67 (US$1.41) compared to a basic and diluted net income per share of Rmb7.09 (US$0.86)for the same period in 2001.


OTHER DEVELOPMENTS

As disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2001, although we own 76.4% of Yuchai's shares, we require the cooperation of Yuchai's minority shareholder, Guangxi Yuchai Machinery Holdings Company (the "State Holding Company") and its legal representative, Mr. Wang Jianming, in the daily management and operation of Yuchai. There have been continuing difficulties in obtaining that cooperation, most notably in implementation of decisions of the CYI Board on capital expenditures and the payment of dividends in 2002.

On 23 August 2002, Yuchai's Board of Directors and shareholders approved the payment of a final dividend for 2001 and an interim dividend for 2002 totaling Rmb 321,632,755, of which our share amounts to Rmb 245,687,110 (US$29.6 million). Although the dividends due to the State Holding Company and certain legal representatives of Yuchai have been paid, the dividends due to CYI to date have not.

We are aware of no legal or financial barriers to the payment of these dividends and continue to work with the management of Yuchai, government officials and others in order to procure the release of these dividends and prevent a recurrence of a payment delay in the future.

Through our representation on Yuchai's Board of Directors, we are continuing to put procedures in place to improve the management and corporate governance of Yuchai. For example, during 2002, Yuchai's Board of Directors took steps to draft and put in place corporate governance guidelines for Yuchai, as well as to amend Yuchai's Articles of Association to enable the adoption of such guidelines. Yuchai is still in the process of adopting these guidelines and is awaiting Chinese Government approval of such guidelines. There can be no assurances as to when this process will be completed, however, or as to its ultimate success.

In October 2002, we were advised China Everbright Holdings Limited sold its 24.3% indirect shareholding in CYI to Goldman Industrial Limited. In connection with the sale, the two directors nominated by China Everbright Holdings Limited, Mr Yang Bin and Mr Yang Yongsheng, resigned from CYI's Board of Directors.
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China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502
Contact persons:  Mr Wrixon F. Gasteen, President
                  Mr Philip Ting, Chief Financial Officer
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CHINA YUCHAI INTERNATIONAL LIMITED
CONSOLIDATED INCOME STATEMENTS (DRAFT)
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                    Year Ended December 31
                                                                -------------------------------------------------------
                                                                  2001            2002            2002            2002
                                                                ---------       ---------       ---------       -------
                                                                Rmb' 000        Rmb' 000        Rmb' 000         US'000

Net sales                                                       1,414,527       1,783,329       3,513,047       424,455
Cost of goods sold                                                960,079       1,183,403       2,371,080       286,480
                                                                ---------       ---------       ---------       -------
Gross profit                                                      454,448         599,926       1,141,967       137,975
Research and development costs                                     49,011          44,721          75,532         9,126
Selling, general and administrative expenses                      298,361         243,231         426,128        51,486
Amortisation of goodwill                                           16,859          16,859               -             -
                                                                ---------       ---------       ---------       -------
Operating income                                                   90,217         295,115         640,307        77,363
Interest expense                                                   27,886          29,784          25,144         3,038
Other expenses/(income), net                                       (1,685)         (3,858)        (10,287)       (1,243)
                                                                ---------       ---------       ---------       -------
Income before income taxes and minority interest                   64,016         269,189         625,450        75,568
Income tax expense                                                 10,682         (63,584)         83,242        10,057
                                                                ---------       ---------       ---------       -------
Income before minority interest                                    53,334         332,773         542,208        65,511
Minority interest in profit of consolidated subsidiaries           16,256          82,386         129,775        15,680
                                                                ---------       ---------       ---------       -------
Net income                                                         37,078         250,387         412,433        49,831
                                                                =========       =========       =========       =======
Net income attributable to common share                            Rmb             Rmb             Rmb             US$
  Basic and diluted                                                  1.05            7.09           11.67          1.41
                                                                =========       =========       =========       =======

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SELECTED BALANCE SHEET ITEMS (DRAFT)
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)

                                                               As of                    As of
                                                         December 31, 2001         December 31, 2002
                                                         -----------------      ----------------------
                                                                RMB                RMB           US$

Cash and Cash Equivalents                                     409,193             643,200       77,713

Trade Accounts Receivables, Net                               773,789           1,003,135      121,201

Net Current Assets                                          1,100,462           1,340,832      162,004

Total Assets                                                3,262,868           3,985,459      481,533

Trade Accounts Payable                                        349,313             628,901       75,985

Short-Term and Long-Term Bank Loans                           445,000             315,000       38,059

Shareholders' Equity                                        1,805,045           2,161,903      261,207
